Filed Pursuant to Rule 433
Dated January 19, 2016
Registration Statement No. 333-205731





Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
Within USA, US territories & Canada   1-800-621-7825
Outside USA, US territories & Canada   1-312-360-5129
TDD 1-312-588-4110
www.computershare.com/mcdonalds

January 19, 2016

Dear MCDirect Shares Participant,

McDonald's Corporation has historically provided a variety of services to its shareholders at little or no cost. However, due to the escalating cost of administrating the MCDirect Shares Dividend Reinvestment Plan (the "Plan"), the Company must balance the need to reduce its costs while continuing to provide shareholders with a convenient way to accumulate shares in McDonald's through dividend reinvestment.

Effective March 1, 2016, the Company has asked the Plan Administrator, Computershare Trust Company, N.A., to implement changes to the Plan fees. Shareholders who continue to participate in the Plan will absorb a portion of the cost for services utilized as outlined below. These changes will partially offset the Company's shareholder-related expenses. While McDonald's believes the Plan remains competitive with the plans of other companies serviced through Computershare, participation in the Plan is voluntary.

The following fees will be effective March 1, 2016:
- Each dividend reinvestment will entail a service fee of 5% of the amount reinvested, up to a maximum of $2.00.
- Each optional cash investment by check or one-time bank debit will entail a service fee of $5.00, plus a per share processing fee of $0.05 for each share purchased.
- Each recurring automatic investment from your U.S. bank account will entail a service fee of $2.50 per transaction, plus a per share processing fee of $0.05 for each share purchased.
- Each request for a physical stock certificate will entail a service fee of $25.00 if the request is submitted online or $40.00 if the request requires the assistance of a Customer Service Rep.
- Each request to replace lost or stolen certificates will entail a $65.00 processing fee if the request is submitted online or $80.00 if the request is submitted by mail or with the assistance of a Customer Service Rep. The current surety bond fee of 3% of the market value of the shares ($20.00 minimum) remains in effect.

Shareholders will also bear costs associated with selling shares held with Computershare, as follows:
- In addition to existing market order or batch order sales, you will have the option of instructing Computershare to sell a specified quantity of shares once the share value reaches a level designated by you. This is a limit order sale and will incur a service fee of $25.00 per transaction.
- The per transaction service fees for a market order sale at $25.00 or a bulk order sale at $15.00 will remain the same.
- The per share processing fee for all sale transactions will be reduced to $0.12 for each share sold. However, the $35.00 maximum for this processing fee has been eliminated.
- A fee of $15.00 will be charged if the assistance of a Computershare Customer Service Rep is required when selling shares.

No action is required by you to continue to participate in the MCDirect Shares program inclusive of the changes outlined above. If you wish to change or discontinue your participation, you may do so at any time by notifying the Plan's administrator, Computershare, either online or by calling 1-800-621-7825. You may also obtain information about the Plan online through www.computershare.com/mcdonalds.

Thank you for your interest in McDonald's Corporation.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Plan Administrator will arrange to send you the prospectus if you request it by visiting www.computershare.com/mcdonalds or by calling 1-800-621-7825.